EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal Security Systems Reports
Third Quarter 2012 Financial Results

YAHUD, ISRAEL, November 29, 2012 -- Magal S3 Ltd. (NASDAQ GMS: MAGS) today announced its financial results for the three and nine month period ended September 30, 2012. Management will hold an investors’ conference call later today, at 9:00 a.m. Eastern Time and 4:00 p.m. Israel time, to discuss the results.

THIRD QUARTER 2012 RESULTS SUMMARY

Revenues for the third quarter of 2012 were $23.5 million, a decrease of 15% compared with revenues of $27.7 million in the third quarter of 2011. The third quarter of 2011 was exceptional due to a particularly large project in Africa, that was delivered within a short period of time. On a sequential basis, revenues in the third quarter of 2012 increased by 43% compared with $16.4 million in the second quarter of 2012.

Gross profit in the third quarter was $9.7 million, or 41.3% of revenues, a decrease of 26% compared to gross profit of $13.1 million, or 47.2% of revenues, in the third quarter of 2011. The higher gross profit in the third quarter of 2011 was due to the large project in Africa. Gross profit in the third quarter of 2012 increased 34% compared to gross profit of $7.2 million, or 44.1% of revenues in the second quarter of 2012. The variance in the gross margin between quarters reflects changes between products and projects in the revenue mix.

Operating profit in the third quarter was $1.7 million, or 7.3% of revenues, compared to an operating profit of $5.6 million, or 20.4% of revenues, in the third quarter of 2011 and operating profit of $474 thousand, or 2.9% of revenues, in the second quarter of 2012.

Net income in the third quarter was $1.8 million, or $0.11 per share, compared with net income of $7.1 million, or $0.61 per share, in the third quarter of 2011 and net income of 938 thousand, or $0.06 per share in the second quarter of 2012.

Cash and short term deposits, net of current bank debt, as of September 30, 2012, increased to $39.2 million, or $2.44 per share, compared with cash and short term deposits, net of current bank debt, of $32.5 million, or $2.06 per share, on December 31, 2011.

MANAGEMENT COMMENT

Commenting on the results, Mr. Eitan Livneh, President and CEO of Magal said, “We have shown continued sequential improvements in revenue throughout 2012 and have continued to build our profitability throughout the year. While our results in the second half of last year were exceptionally good due to the short delivery timeframe of the Africa Cup of Nations project, we are now executing on a much improved business platform than in previous years. We are very proud of our achievements and in the solid turnaround of our business over the past two years.”

Continued Mr. Livneh, “During the quarter, we continued to progress on a strategic basis which we believe assures our long-term future. We began offering cyber protection solutions by teaming with other technology companies to deliver turnkey cyber security solutions for critical sites in addition to the physical security we already provide. This enables us to offer a fully integrated suite of protection for customers in both the physical and online worlds. We have also continued to focus on cementing our presence in various key strategic regions globally. As always, we continue to look for other adjacent and synergistic markets that we can enter and bring significant value. With close to $40 million in net cash, our strong and growing cash levels provide us with greater flexibility and we are in a strong position to capitalize on opportunities as they may arise.”

INVESTORS’ CONFERENCE CALL INFORMATION:

The Company will host a conference call later today, November 29, 2012, at 9:00 a.m. Eastern Time and 4:00 p.m. Israel time.

To participate, please call one of the following teleconferencing numbers:

US: 1 888 668 9141; Israel: 03 918 0609; UK: 0 800 917 5108; Intl.: +972 3 918 0609

Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

A replay of the call will be available from the day after the call for three months. The link to the replay will be accessible from Magal’s website at: www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers holistic and integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broadest portfolio of unique homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and holistic Cyber Security solutions.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For more information:
Magal S3 Ltd. Eitan Livneh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com Web: www.magal-s3.com	CCG Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 E-mail: magal@ccgisrael.com

** Financial Tables to Follow **

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All numbers except EPS expressed in thousands of US$)

	Nine Months Ended September 30,			Three Months Ended September 30,
	2012	2011	% change	2012	2011	% change
Revenue	$55,470	$54,860	1.1	$23,490	$27,660	(15.1)
Cost of revenue	32,085	30,805	4.2	13,797	14,608	(5.6)

Gross profit	23,385	24,055	(2.8)	9,693	13,052	(25.7)
Operating expenses:
Research and development, net	3,113	2,918	6.7	1,043	1,000	4.3
Selling and marketing	12,575	12,382	1.6	4,581	5,645	(18.8)
General and administrative	5,366	6,251	(14.2)	2,347	3,073	(23.6)
Other income	-	(2,310)		-	(2,310)
Total operating expenses	21,054	19,241	9.4	7,971	7,408	7.6

Operating income	2,331	4,814		1,722	5,644
Financial income, net	480	829		38	1,227

Income before income taxes	2,811	5,643		1,760	6,871

Income tax expense (benefit)	44	55		(23)	(199)

Net income	2,767	5,588		1,783	7,070

Basic net earnings per share	$0.17	$0.52		$0.11	$0.61

Diluted net earnings per share	$0.17	$0.52		$0.11	$0.61

Weighted average number of shares used in computing basic net earnings per share	15,974,044	10,794,696		16,053,490	11,579,325

Weighted average number of shares used in computing basic net earnings per share	16,012,647	10,794,696		16,066,440	11,579,325

	Nine Months ended September 30,		Three Months ended September 30,
	2012%	2011%	2012%	2011%

Gross margin	42.2	43.8	41.3	47.2
Research and development, net as a % of revenues	5.6	5.3	4.4	3.6
Selling and marketing as a % of revenues	22.7	22.6	19.5	20.4
General and administrative as a % of revenues	9.7	11.4	10.0	11.1
Operating margin	4.2	8.8	7.3	20.4
Net margin	5.0	10.2	7.6	25.6

MAGAL S3 LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)
	September 30,	December 31,
	2012	2011
CURRENT ASSETS:
Cash and cash equivalents	$38,154	$32,622
Short-term bank deposit	3,779	3,005
Restricted deposit	2,453	2,299
Trade receivables, net	12,089	13,230
Unbilled accounts receivable	2,819	4,855
Other accounts receivable and prepaid expenses	4,025	5,438
Deferred income taxes	546	508
Inventories	9,827	9,664
Total current assets	73,692	71,621

LONG TERM INVESTMENTS AND RECEIVABLES:
Long-term trade receivables	1,158	1,423
Long-term deposits and restricted bank deposits	6	2,202
Severance pay fund	2,071	2,121
Total long-term investments and receivables	3,235	5,746

PROPERTY AND EQUIPMENT, NET	6,668	6,460

OTHER INTANGIABLE ASSETS, NET	176	190

GOODWILL	2,000	1,970

TOTAL ASSETS	$85,771	$85,987

CURRENT LIABILITIES:
Short-term bank credit	$5,115	$5,357
Current maturities of long-term bank debt	32	33
Trade payables	7,155	6,724
Customer advances	4,827	5,877
Other accounts payable and accrued expenses	10,157	13,137
Total current liabilities	27,286	31,128

LONG-TERM LIABILITIES:
Long-term bank debt	40	38
Deferred income taxes	205	205
Accrued severance pay	3,083	3,605
Total long-term liabilities	3,328	3,848

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 1 par value - Authorized: 39,748,000 shares at
September 30, 2012 and December 31, 2011;
Issued and outstanding: 16,053,490 shares at September 30, 2012
and 15,819,822 shares at December 31, 2011	4,877	4,813
Additional paid-in capital	65,999	64,920
Accumulated other comprehensive income	5,383	4,486
Foreign currency translation adjustments (Company's stand alone
financial statements)	(58)	603
Accumulated deficit	(21,044)	(23,811)
TOTAL SHAREHOLDERS' EQUITY	55,157	51,011
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$85,771	$85,987